UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                   -------------------------------------------

                                    FORM F-X

                   Appointment of Agent for Service of Process
                                 and Undertaking

                   -------------------------------------------

A.    Name of issuer or person filing ("Filer"): Mitsubishi Materials
      Corporation

B.    (1) This is:

      [X]   an original filing for the Filer

      [ ]   an amended filing for the Filer

      (2) Check the following box if you are filing the Form F-X in paper in accordance with Regulation S-T Rule 101(b)(8)

C.    Identify the filing in conjunction with which this Form is being filed:

      Name  of registrant: Mitsubishi Materials Corporation

      Form  type: Form CB

      File  Number (if known): Not available

      Filed by: Mitsubishi Materials Corporation

      Date  Filed (if filed concurrently, so indicate): Filed concurrently

D. The Filer is incorporated or organized under the laws of Japan and has its principal place of business at 1-3-2, Otemachi, Chiyoda-ku, Tokyo 100-8117, Japan (Telephone: +81 3-5252-5206).

E. The Filer designates and appoints Mitsubishi Materials USA Corporation (Attn: ROAD Division) ("Agent") located at 11250 Slater Avenue Fountain Vally, CA 92708 (Telephone: +1-714-352-6100) as the agent of the Filer upon whom may be served any process, pleadings, subpoenas, or other papers in

      (a) any investigation or administrative proceeding conducted by the Commission; and

      (b) any civil suit or action brought against the Filer or to which the Filer has been joined as defendant or respondent, in any appropriate court in any place subject to the jurisdiction of any state or of the United States or of any of its territories or possessions or of the District of Columbia, where the investigation, proceeding or cause of action arises out of or relates to or concerns any offering made or purported to be made in connection with the securities o registered or qualified by the Filer on Form CB on November 27, 2009 or any purchases or sales of any security in connection therewith. The Filer stipulates and agrees that any such civil suit or action or administrative proceeding may be commenced by the service of process upon, and that service of an administrative subpoena shall be effected by service upon such agent for service of process, and that the service as aforesaid shall be taken and held in all courts and administrative tribunals to be valid and binding as if personal service thereof had been made.

F. The Filer stipulates and agrees to appoint a successor agent for service of process and file an amended Form F-X if the Filer discharges the Agent or the Agent is unwilling or unable to accept service on behalf of the Filer at any time until six years have elapsed following the effective date of the latest amendment to the Form CB in connection with which this Form F-X is being filed. The Filer further undertakes to advise the Commission promptly of any change to the Agent's name or address during the applicable period by amendment of this Form, referencing the file number of the relevant form in conjunction with which the amendment is being filed.

G. The Filer undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the Form CB in connection with which this Form F-X is being filed, the securities to which such Form CB relates, and the transactions in such securities.

The Filer certifies that it has duly caused this power of attorney, consent, stipulation and agreement to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan this 27th day of November, 2009.

                                                Mitsubishi Materials Corporation

                                                By:   /s/ Akira Takeuchi
                                                      -------------------------
                                                Name:  Akira Takeuchi
                                                      -------------------------
                                                Title: Managing Director
                                                      -------------------------

This statement has been signed by the following persons in the capacities and on the dates indicated.

                                            Mitsubishi Materials USA Corporation
                                            (Agent)

                                            By:    /s/ Masaru Aramaki
                                                   -----------------------------
                                            Name:  Masaru Aramaki
                                                   -----------------------------
                                            Title: President
                                                   -----------------------------
                                            Date:  November 27, 2009
                                                   -----------------------------